SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

TRINA SOLAR LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: April 3, 2008

Exhibit 99.1

Contact:
Trina Solar Limited	CCG Elite Investor Relations
Sean Shao, CFO	Crocker Coulson, President
Phone: + (86) 519-8548-2008 (Changzhou)	Phone: + (1) 646-213-1915
Thomas Young, Director of Investor Relations	Email: crocker.coulson@ccgir.com
Phone: + (86) 519-8548-2008 (Changzhou)	Ed Job, CFA
Email: ir@trinasolar.com	Phone: + (1) 646-213-1914
Email: ed.job@ccgir.com

Trina Solar Signs Long Term Supply Agreement with GCL

Silicon Technology

Changzhou, China – April 2, 2008 – Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, founded in 1997, today announced that the Company has signed a long-term polysilicon supply agreement with a subsidiary of GCL Silicon Technology Holdings Ltd. (collectively, “GCL Silicon Technology”).

Under this agreement, GCL Silicon Technology will supply Trina Solar with virgin polysilicon sufficient to produce approximately 2,600 MW of solar modules in aggregate over eight years. Delivery of polysilicon at predetermined prices will start in April of 2008.

“This agreement represents a key component of our strategy to secure sufficient feedstock to support our sales growth. Combined with our other long-term agreements, planned in-house polysilicon production, and integrated manufacturing cost efficiencies, we believe we are in a strong position to expand our margins in the long term as the cost of solar energy approaches grid parity.” said Jifan Gao, Trina Solar’s Chairman and Chief Executive Officer. “This eight-year agreement will provide Trina Solar with a large quantity of polysilicon at favorable terms with delivery scheduled to commence this month.”

“We are pleased to become a polysilicon supplier to Trina Solar and look forward to developing a close relationship with them.” said Hunter Jiang, President of GCL Silicon Technology. “GCL Silicon Technology intends to expand its polysilicon production capacity to meet the growing demands of customers like Trina Solar.”

This long-term polysilicon supply agreement will enhance the Company’s raw material supplies and increase its cost structure visibility to strengthen its position as a leading global PV manufacturer. After signing this agreement and together with other polysilicon supply agreements, the Company has now secured approximately 95% of its estimated silicon feedstock requirements for 2008, an equivalent of approximately 195 MW based on a production target of 200 to 210 MW of module output.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL), through its wholly-owned subsidiary Changzhou Trina Solar Energy Co. Ltd, is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is currently one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. This integrated value chain helps to ensure that high quality products can be delivered to its end customers around the globe, including a number of European countries, such as Germany, Spain and Italy. Trina Solar’s solar modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

About GCL Silicon Technology

GCL Silicon Technology Holdings Limited, through its subsidiary Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., sells polysilicon and wafers to the solar industry. The company operates a polysilicon production facility in Xuzhou, Jiangsu Province in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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